SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No.             )

COMPUTER TASK GROUP, INCORPORATED

(Name of Subject Company)

COMPUTER TASK GROUP, INCORPORATED

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

205477102

(CUSIP Number of Class of Securities)

Peter P. Radetich, Esq.

Senior Vice President & General Counsel

Computer Task Group, Incorporated

800 Delaware Avenue, Buffalo, New York

(716) 882-8000

(Name, address, and telephone numbers of persons authorized to received notices and communications on behalf of the persons filing statement)

With copies to:

Amar Budarapu

Baker & McKenzie LLP

2001 Ross Avenue, Suite 2300

Dallas, Texas 75201

(214) 978-3000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following press release was issued by Computer Task Group, Incorporated on August 21, 2007.

FOR IMMEDIATE RELEASE

Contacts:

Dan Katcher / Jamie Moser

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

COMPUTER TASK GROUP RESPONDS TO UNSOLICITED PROPOSAL

FROM RCM TECHNOLOGIES, INC.

Buffalo, N.Y., August 21, 2007 – Computer Task Group, Inc. (NASDAQ: CTGX) (CTG) today issued the following statement in response to RCM Technologies, Inc.’s (NASDAQ: RCMT) (RCM) proposal to acquire all of its outstanding common stock for $5.25 per share, with 50% being payable in RCM stock and 50% in cash:

Since June 25, 2007, RCM has made two opportunistic proposals to acquire the Company. Today’s announcement by RCM simply reiterates the terms of its July 25, 2007 proposal, which, after careful consideration, the CTG Board of Directors unanimously determined is inadequate and does not reflect the value inherent in CTG or the Company’s potential growth opportunities. The CTG Board strongly believes in the Company’s ability to successfully execute its strategic plan and provide significant value to its stockholders.

With regard to its business, the Company expects to continue to see improvements in staffing demand, and has closed several large solutions projects. In addition, CTG expects to enter into additional solutions contracts, particularly in its healthcare vertical, that the Company believes will contribute to its results in the second half of the year.

Given these growth opportunities and the improving mix of higher margin solutions business, the Board and management are confident in its future prospects.

Backed by 41 years’ experience, CTG provides IT application management, consulting, software development and integration, and staffing solutions to help Global 2000 clients focus on their core businesses and use IT as a competitive advantage to excel in their markets. CTG combines in-depth understanding of our clients’ businesses with a full range of integrated services and proprietary ISO 9001:2000-certified service methodologies. Our 3,300 IT professional based in an international network of offices in North America and Europe have a proven track record of delivering solutions that work.

Additional Information

No tender offer has commenced. If RCM commences a tender offer, CTG intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. These documents will contain important information about the tender offer and CTG stockholders are urged to read them carefully when they become available. These materials will be made available to CTG stockholders at no expense to them. In addition, such materials and other documents filed with the SEC will be available for free at the Internet website maintained by the Securities and Exchange Commission at www.sec.gov.

Forward-Looking Statements

This document contains certain forward-looking statements. When used in this document, the words “anticipates,” “may,” “can,” “believes,” “expects,” “projects,” “intends,” “likely” and similar expressions are intended to identify these statements as forward-looking statements. These statements are based upon a review of industry reports, current business conditions in the areas where the Company does business, the availability of qualified professional staff, the demand for the Company’s services, and other factors that involve risk and uncertainty. Factors that would cause actual results to differ materially from those projected in such forward-looking statements include but are not limited to general business, industry and economic conditions, continued acceptance of CTG’s products and services by its customers, continued retention of CTG’s employees, the outcome of any legal proceedings that may be instituted against CTG or its directors, the results and related outcomes of reviews of any future proposals by the Board of Directors of CTG, risks that the proposed transaction may disrupt current plans and operations and the other risks that CTG may set forth from time to time in SEC filings. Such forward-looking statements should be read in conjunction with CTG’s disclosures set forth in its 2006 Annual Report Form 10-K and its Quarterly Reports on Form 10-Q, which are incorporated by reference. CTG assumes no obligation to update the forward-looking information contained in this document.

# # #